UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-56449

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒             Form 40-F ☐

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

15 November 2022

HSBC BANK PLC

ANNOUNCES RESULTS OF TENDER OFFERS TO PURCHASE NOTES FOR CASH

HSBC Bank plc (the "Issuer") announces today the results of its invitation to the holders of: (a) the GBP 300,000,000 6.500 per cent. subordinated notes due July 2023 (ISIN: XS0088317853); (b) the USD 300,000,000 7.650 per cent. subordinated notes due May 2025 (ISIN: US597433AC57); (c) the GBP 350,000,000 5.375 per cent. subordinated notes due November 2030 (ISIN: XS0204377310); (d) the GBP 500,000,000 5.375 per cent. subordinated notes due August 2033 (ISIN: XS0174470764); (e) the GBP 225,000,000 6.250 per cent. subordinated notes due January 2041 (ISIN: XS0120514335); and (f) the GBP 600,000,000 4.750 per cent. subordinated notes due March 2046 (ISIN: XS0247840969) (each a "Series" and together, the "Notes") to tender any and all such Notes for purchase by the Issuer for cash (together the "Offers" and each an "Offer").

The Offers were made on the terms and subject to the conditions set out in a tender offer memorandum dated 7 November 2022 (the "Tender Offer Memorandum") including the offer and distribution restrictions set out in the Tender Offer Memorandum and, where applicable, the related notice of guaranteed delivery. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers expired at 5:00 p.m. (New York City time) on 14 November 2022 (the "Expiration Deadline").

The Issuer was advised by the Tender Agent that, as of the Expiration Deadline, the aggregate principal amount of each Series of Notes as specified in the table below were validly tendered and not validly withdrawn. Settlement of the Offers and payment of the Purchase Consideration and Accrued Interest Payments in respect of the Notes accepted for purchase is expected to take place on the 17 November 2022 (the "Settlement Date").

Description of Notes	ISIN	CUSIP	Call Date	Maturity Date	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered[1]	Aggregate Principal Amount Outstanding After Settlement Date
GBP 300,000,000 6.500 per cent. subordinated notes due July 2023 (the "July 2023 Notes")[2]	XS0088317853	N/A	N/A	7 July 2023	GBP 300,000,000	GBP 164,646,000	GBP 135,354,000
USD 300,000,000 7.650 per cent. subordinated notes due May 2025 (the "May 2025 Notes")[3]	US597433AC57	597433AC5	N/A	1 May 2025	USD 300,000,000	USD 120,364,000	USD 179,636,000
GBP 350,000,000 5.375 per cent. subordinated notes due November 2030 (the "November 2030 Notes")	XS0204377310	N/A	4 November 2025	4 November 2030	GBP 350,000,000	GBP 288,768,000	GBP 61,232,000
GBP 500,000,000 5.375 per cent. subordinated notes due August 2033 (the "August 2033 Notes")	XS0174470764	N/A	N/A	22 August 2033	GBP 500,000,000	GBP 343,283,000	GBP 156,717,000
GBP 225,000,000 6.250 per cent. subordinated notes due January 2041 (the "January 2041 Notes")	XS0120514335	N/A	N/A	30 January 2041	GBP 225,000,000	GBP 154,566,000	GBP 70,434,000
GBP 600,000,000 4.750 per cent. subordinated notes due March 2046 (the "March 2046 Notes")	XS0247840969	N/A	N/A	24 March 2046	GBP 600,000,000	GBP 362,829,000	GBP 237,171,000

Notes purchased by the Issuer pursuant to the Offers will be cancelled and will not be re-issued or resold. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.

1 These amounts include the principal amount of Notes for Noteholders which have complied with the Guaranteed Delivery Procedures (as defined in the Tender Offer Memorandum). Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00 p.m. (New York City time) on 16 November 2022, unless extended in respect of any Offer by the Issuer in its sole discretion.

2 For the avoidance of doubt, the July 2023 Notes were issued by HSBC Bank plc under its previous name, Midland Bank plc.

3 For the avoidance of doubt, the May 2025 Notes were issued by HSBC Bank plc under its previous name, Midland Bank plc.

The Dealer Manager

HSBC Bank plc
8 Canada Square
London E14 5HQ

United Kingdom

Telephone (London): +44 (0) 20 7992 6237

Telephone (US Collect): +1 (212) 525-5552

Telephone (US Toll Free): +1 (888) HSBC-4LM

Attention: Liability Management

Email: liability.management@hsbcib.com

The Tender Agent

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Telephone:

Banks and Brokers call: + (212) 430 3774

All others call toll free: + (855) 654 2014

Attention: Corporate Actions

Email: contact@gbsc-usa.com

Website: https://www.gbsc-usa.com/hsbctender/

DISCLAIMER

The offer period for the Offers has now expired. No further tenders of any Notes may be made pursuant to the Offers (except for Noteholders tendering Notes at or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures). This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. None of the Issuer, the Dealer Manager, the Tender Agent or their respective directors, employees or affiliates have any liability or responsibility in respect of any decision of a Noteholder as to their decision of whether to participate in the Offers.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date: November 15, 2022
	By:	/s/ Catriona Meharry
	Name:	Catriona Meharry
	Title:	Treasurer

[Signature Page to Form 6-K]